PRESS RELEASE

TSX-CZN	June 16, 2004
FOR IMMEDIATE RELEASE

CANADIAN ZINC COMMENCES EXPLORATION PROGRAM AT PRAIRIE CREEK, NT

Canadian Zinc Corporation (the “Company”) – Toronto -- June 16, 2004.  At the Annual Meeting of Canadian Zinc Corporation ( TSX “CZN” ) held today in Vancouver, shareholders were told that the planned summer exploration program has commenced at the Company’s 100% owned Prairie Creek Project in the North West Territories. The Prairie Creek mine camp was opened in May 2004 and mobilization of supplies and support services and maintenance of equipment has been underway for the past month.

Diamond drilling, using Canadian Zinc’s owned two Longyear 38 diamond drill rigs, is scheduled to start the first of next week June 21st. Advanced Diamond Drilling Ltd., of Surrey, British Columbia, has been contracted to operate the drill rigs.

$1,000,000 surface exploration program

The approved Phase One surface exploration program involves the drilling of a total of approximately 10,000 to 12,000 meters in 30 to 35 holes, for a total planned expenditure of $1 million over a period of 3 to 4 months.

The proposed program has three different objectives or targets:

Infill drilling

Within the area of the currently defined resource in Zone 3, it is planned to drill up to six holes, of about 500 metres each, for a total of 3000 metres, targeted principally on high grade vein material, in the area from which it is expected that initial production will take place. This drilling is designed to provide better information and confidence in the early production area.

Down dip extension – to North

Outside the resource block which was utilized in the 2001 Scoping Study, it is planned to drill six deeper holes of up to 1000 metres each, targeted at both vein and stratabound mineralization. It is believed that the Prairie Creek structure continues down dip to the north and this drilling is targeted in an area which has seen very little previous drilling.

Exploration Drilling –Zone 4

Outside the area containing the current defined resource, but in the immediate vicinity of the mine and mill complex, in the area known as Zone 4, it is planned to drill up to 20 holes from numerous set ups, each approximately 100 to 200 metres deep, targeted primarily at stratabound mineralization.  “The discovery of any further significant mineralization in Zone 4, in close proximity to the existing mine infrastructure, would be of great benefit to the mine economics at the Prairie Creek” said John Kearney, Chairman told shareholders.

“Canadian Zinc recognizes that the Prairie Creek mine property is under explored and believes that the currently defined mineral resource can be substantially enhanced through further exploration and that the property offers excellent opportunity for new discoveries.” said Mr. Kearney.

The existing mineral resource at Prairie Creek has been defined on three (Zone 3) of twelve mineralized zones, typically veins containing zinc, lead, copper with significant silver grades, which have been identified on surface along the Prairie Creek geological structure, and which has been traced for over 16 kilometers along the Company’s 7400 hectare property.

Within Zone 3, underground development on three levels has proven 940 metres of vein strike length. Surface diamond drilling has indicated a continuation of the vein for 2.1 kilometers and the vein remains open to the north.

In addition to the vein mineralization, stratabound massive sulphides, with drilled thicknesses up to 28 metres containing zinc, lead, and modest silver values, have been intersected in Zone 3. This stratabound mineralization will be the main target of the planned summer 2004 program. Stratabound mineralization has also been intersected in zones 4, 5 and 6 over a strike length of more than 3 kilometers, but detailed drill exploration has only taken place in Zone 3 over a strike length of one kilometer.

Outside zones

A Second Phase $750,000 surface exploration program has also been approved for Zones 5, 6, 7 and 8  located in a 10 kilometer long semi-continuous pattern extending south from the mine site.  These include the original Prairie Creek discovery (1928) zone, now called Zone 5, where a high grade vein is exposed in the bank at Prairie Creek and Zones 7 and 8 which both include underground workings and extensive high grade trenches on vein material.

This second phase will be carried out upon receipt of an amendment to the Company’s existing surface exploration, Land Use permit.  The current permit, issued in 2001, permits the drilling of up to 60 holes within the mine area and an application for an extension of this permit has been made to the Mackenzie Valley Land and Water Board. The application has been referred to the Mackenzie Valley Environmental Review Impact Board for environmental assessment.

In Zone 7, located four kilometers south of the minesite, previously reported trench results included a vein 2.1 meters wide, grading 10.8% zinc, 16.4% lead and 262 gms silver over a length of 148 meters.  Zone 7 has also been previously explored by over 300 meters of underground workings.

In Zone 8, located 5 kms south of the minesite,  previously reported trench results include a vein, 1.9 meters wide, grading 15.9% zinc, 15% lead and 230 gms silver over 267 meters strike length.  Zone 8 has also been explored by over 400 meters of underground workings.

Underground development program

Planning and preparation is also continuing on the proposed underground development program. And it is anticipated that this program will commence at Prairie Creek later this year.  Procon Mining and Tunnelling Ltd. of Burnaby, B.C. has been selected as the prime contractor and has visited the site to carry out an inspection of conditions and equipment.  The underground program will encompass between 8000 to 10000 metres of underground drilling, from a new decline within Zone 3, targeted at both vein and stratabound massive sulphide mineralization. The underground program will enable infill drilling within the known resource area and will also facilitate obtaining bulk samples for further metallurgical testing.

Metallurgical Testing

As previously reported the on-site metallurgical testing program, which included the installation of a pilot plant at Prairie Creek will not be carried out in 2004. The testing program requires bulk samples which will not be available until completion of the underground program. However, laboratory and bench scale metallurgical studies, together with tailings disposal studies, will be carried out off site this year.

Permitting

The Company has been extensively engaged in permitting activities throughout the first half of 2004. The Company’s application for a Land Use permit for the existing winter road that runs from the Liard highway into the mine has completed preliminary screening by the Mackenzie Valley Land and Water Board and has now been referred for environmental assessment to the Mackenzie Valley Environmental Impact Review Board.

As stated above, the Company’s application for an amendment to its surface exploration Land Use Permit to permit surface drilling outside the immediate mine areas of Zones 3 and 4 has also been referred for environmental assessment.  The Company’s current exploration permit was issued following a previous environmental assessment carried out by the Mackenzie Valley Environmental Impact Review Board in 2001.

The Appeal to the Federal Court, which was filed in October 2003 by the Deh Cho First Nations against the Mackenzie Valley Land and Water Board seeking judicial review of the decision of the Water Board to grant the Company a Water License which was issued in September 2003 for a period of five years, remains pending. This appeal by the Deh Cho First Nations is in contravention of the terms of the Benefit and Cooperation Agreement between the Company and the Nahanni Butte Dene Band which was signed in 1996 and which the Nahanni have now stated is terminated.  Such termination is contrary to the terms of the Agreement.

The Company also expects during the year to file its application for the Land Use Permits and Water License for commercial operation of the Prairie Creek Mine.

Cash Position

Canadian Zinc is in a strong cash position holding $14.5 million at May 31, 2004 and is well financed to carry out its planned programs.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

The Company has also undertaken the review of a number of other new mining opportunities that have come to its attention and this activity will continue.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com